SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2002

First Mutual Bancshares, Inc.

(exact name of registrant as specified it its charter)

Washington	000-28261	91-2005970
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

400 108th AVENUE NE
BELLEVUE, WASHINGTON 98004
(425) 453-5301
(Address of principal executive offices, including zip code, and telephone number, Including area code)

Not applicable
(Former name or former address, if changed since last report)

Item 5. Other Events

On July 30, 2002, we repurchased 1,019,256 shares of our common stock, at a price of $15.50 per share, from MGN Group LLC. The aggregate purchase price of approximately $l6 million was paid in cash, with the proceeds from a $9 million issue of Trust Preferred Securities, which was funded on June 27, 2002, and the remainder with the proceeds from a dividend issued by our wholly owned subsidiary, First Mutual Bank. The attached Press Release was released on July 30, 2002.

Item 7. Exhibits

10.1   Stock Purchase Agreement, dated May 31, 2002, by and among MGN Group LLC, and First Mutual Bancshares Incorporated, filed as an Exhibit to First Mutual Bancshares Form 8-K, filed with the Securities and Exchange Commission on June 3, 2002 and incorporated herein by reference.

99.1   Press Release, dated July 30, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIST MUTUAL BANCSHARES
INCORPORATED

By: /s/ John R. Valaas

Its: President and CEO

Exhibit Index:

Exhibit

10.1   Stock Purchase Agreement, dated May 31, 2002, by and among MGN Group
        LLC, and First Mutual Bancshares Incorporated, filed as an Exhibit to First
        Mutual Bancshares Form D, filed with the Securities and Exchange Commission
        on June 3, 2002 and incorporated by reference.

99.1   99.1   Press Release, dated July 30, 2002.